Exhibit 99.1

NewCelX CEO Issues Letter to Shareholders

Zurich, Switzerland, November 4, 2025 -- NewcelX Ltd. (Nasdaq: NCEL), a Swiss clinical-stage biopharmaceutical company developing cell-based and small-molecule therapies for neurodegenerative and metabolic diseases, integrating regenerative medicine and neuroscience expertise within a unified platform, today issued a letter to its shareholders.

Dear Shareholders,

The future of NewcelX Ltd. (Nasdaq: NCEL) (“NewCelX” or the “Company”) begins now. Our Company stands at a pivotal moment, where years of scientific innovation are converging with what we view as real opportunity. We believe that the next 12 months are positioned to redefine what we can achieve for patients and create meaningful value for our shareholders.

Today, NewCelX is built on powerful innovative cell therapies and neuroscience programs, which we believe can be more than parallel pursuits. When combined under a unified strategic platform, we believe that they can deliver breakthroughs that can change lives.

Forward Momentum and Focus

Our foundation is strong: the Company holds multiple clinical and preclinical assets with validated technologies, a strengthened balance sheet, and collaborations that we expect will enable rapid advancement. We are entering an accelerated period of development, as research & development and regulatory milestones are expected across our clinical programs.

The mission is direct. Bring transformative, disease-modifying therapies to people living with severe neurodegenerative and metabolic diseases. This focus drives every decision we make.

Pipeline Poised for Breakthroughs

The months ahead carry significant clinical and strategic milestones:

● AstroRx® for ALS

A cell therapy with promising Phase 1/2 results in Israel, we are now preparing for a Phase 2a study in the U.S. Our collaboration with Pluri Inc. secures scalable Good Manufacturing Practice (“GMP”) manufacturing and potentially positions us for a decisive next clinical chapter. Progress here potentially represents a major value driver for NewCelX and, more importantly, renewed hope for patients facing Amyotrophic Lateral Sclerosis (“ALS”).

● AstroRx® Platform Expansion

The same technology that targets ALS has the potential to address Multiple Sclerosis, Glaucoma, and other neurodegenerative diseases. Platform synergies allow us to open new indications efficiently while strengthening the commercial potential of the entire franchise.

● IsletRx – iTOL-102 for Diabetes

A next-generation, allogeneic, stem-cell-derived islet cell therapy for insulin-dependent diabetes is advancing toward preclinical safety testing and an anticipated U.S. Phase 1 trial. Technology transfer and scale-up are complete, enabling high-quality production that supports clinical entry.

● DOXA Neuroscience and Metabolic Platform

This discovery-stage platform targets the orexin pathway, a critical biological system linked to energy regulation, sleep-wake dynamics, metabolic control, and rare neurodegenerative diseases. The DOXA program gives NewCelX a pipeline engine with the potential to generate multiple assets across Central Nervous System (CNS) and metabolic disorders. The scientific horizon here is wide, and the commercial opportunities reach large, underserved populations.

A New Strategic Arc

Scientific integration is only the beginning. NewCelX now operates with:

● A clear therapeutic focus: neurodegenerative and metabolic disease
● Efficient usage of capital supported by strong collaborations

● A leadership team aligned to execute
● Multiple near-term milestones that can unlock sustainable growth

Every program we advance is chosen for a single purpose: measurable, clinical impact backed by scalable business potential.

Our Inflection Point: Science Advancing Toward Value

This is the moment our platform has been built for. Over the coming year, we intend to:

● Launch a U.S. Phase 2a clinical study in ALS
● Deliver a toxicity study and prepare to initiate a U.S. Phase 1 clinical study in IsletRx
● Expand AstroRx® into pipeline indications such as Multiple Sclerosis (“MS”)
● Progress the DOXA platform toward lead-candidate selection

These are not incremental steps. They represent the kind of value-creating inflection points that we believe redefine our trajectory.

Financial Strength and Strategic Outlook

The merger between NLS Pharmaceutics Ltd. (“NLS”) and Kadimastem Ltd. (“Kadimastem”) established NewCelX Ltd., a biotechnology company that combines Kadimastem’s advanced cell-therapy platforms with NLS’s neuroscience and small-molecule expertise to develop treatments for neurodegenerative and metabolic diseases. In connection with the merger, NLS and Kadimastem raised approximately $9 million in equity financing and warrant exercises over the past year, with the remaining proceeds now supporting NewCelX. The funds strengthen the Company’s cash position and support its strategic plans following completion of the merger. Combined with its existing $25 million Equity Line of Credit (“ELOC“) facility, and active licensing discussions across multiple pipeline assets, Company’s management believes it is well-capitalized to support operations for the next 12 months.

The Company’s shareholders’ equity as of June 30, 2025, on a pro forma basis giving effect to the merger as if it occurred then, is projected to be approximately $20 million, reinforcing NewCelX’s financial position as it approaches key development and commercialization inflection points.

Your belief in our mission drives us. Patients are waiting. Families are counting on scientific visions to become clinical reality. NewCelX is prepared to deliver.

Thank you for your continued trust and long-term partnership. The journey ahead is filled with opportunity, and the work begins with urgency and conviction.

With appreciation and determination,

Ronen Twito
Executive Chairman and Chief Executive Officer
NewCelX Ltd. (Nasdaq: NCEL)

Forward-Looking Statements

This letter contains expressed or implied forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws. For example, NewCelX is using forward-looking statements when it discusses its expectations for future clinical trials and regulatory milestones; the potential of its AstroRx®, IsletRx, and DOXA programs; the anticipated timing and outcomes of its Phase 2a ALS and Phase 1 diabetes studies; the expansion of its platform technologies into additional indications; its ability to generate value for shareholders; and its expected financial position, capital resources, and use of proceeds under its ELOC facility. These forward-looking statements and their implications are based on the current expectations of the Company’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; the Company may encounter delays or obstacles in launching and/or successfully completing its clinical trials; the Company’s products may not be approved by regulatory agencies; its technologies may not be validated as it progresses and its methods may not be accepted by the scientific community; the Company may be unable to retain or attract key employees whose knowledge is essential to the development of its products; unforeseen scientific difficulties may develop with the products being advanced by the Company; its products may wind up being more expensive than anticipated; results in the laboratory may not translate to equally good results in real clinical settings; results of preclinical studies may not correlate with the results of human clinical trials; the Company’s patents may not be sufficient; its products may harm recipients; changes in legislation may adversely impact the Company; inability to timely develop and introduce new technologies, products and applications; and loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of candidate products to differ materially from those contemplated in such forward-looking statements. Except as otherwise required by law, the Company does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the year ended December 31, 2024, filed with the Securities and Exchange Commission (“SEC”), which is available on the SEC’s website, www.sec.gov, and in subsequent filings made by NLS with the SEC, including under the heading “Risk Factors” in the Company’s proxy statement/prospectus, filed with the SEC on September 10, 2025.

3